UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 5, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                    No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
This report is incorporated by reference into the prospectuses contained in
Registration Statements Nos. 333-13428, 333-81126 and 333-132089 on Form S-8
filed by the registrant under the Securities Act of 1933.

INTRODUCTION

     We prepare the Interim Report as an update of our Annual Report, with a focus on the current period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key figures (1)

	2nd quarter (2)		first six months (3)
	2006	2005	2006	2005
Income from continuing operations (in millions of euros)	901	860	1,716	1,943
Loss from discontinued operations, net of income taxes (in millions of euros)	(14)	(79)	(16)	(161)
Net income (in millions of euros)	887	781	1,700	1,782

Earnings per share from continuing operations (4) (in euros)	1.01	0.96	1.93	2.18
Loss per share from discontinued operations (4) (in euros)	(0.01)	(0.08)	(0.02)	(0.18)
Earnings per share (4) (in euros)	1.00	0.88	1.91	2.00

Net cash from operating and investing activities (5) (in millions of euros)	401	142	(419)	(1,864)
therein: Net cash provided by (used in) operating activities	1,124	881	1,107	(93)
Net cash used in investing activities	(723)	(739)	(1,526)	(1,771)

New orders (5) (in millions of euros)	24,413	20,019	51,201	40,431
Sales (5) (in millions of euros)	21,510	17,726	42,229	34,756

	March 31, 2006	September 30, 2005
Employees (5) (in thousands)	472	461
Germany	163	165
International	309	296

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	January 1 – March 31, 2006 and 2005, respectively.
(3)	October 1, 2005 and 2004 – March 31, 2006 and 2005, respectively.
(4)	Earnings per share – basic.
(5)	Continuing operations.

Management’s discussion and analysis

Overview of financial results for the second quarter of fiscal 2006

•	Net income was €887 million and earnings per share were €1.00, both up 14% compared to the second quarter a year earlier.

•	Orders rose to €24.413 billion, up 22% year-over-year, and sales increased 21%, to €21.510 billion.

•	On a continuing basis, operating and investing activities provided net cash of €401 million compared to net cash provided of €142 million in the second quarter a year earlier.

     We believe, results for the second quarter demonstrate that the Company’s Fit4More program is making a significant difference after just one year. Siemens’ evolving portfolio is positioning the Company strongly in its growth markets, resulting in double-digit increases in sales and orders in the second quarter of fiscal 2006, along with higher profits at the majority of Siemens’ operating Groups and an increase in net income despite significantly higher severance charges in the Information and Communications (I&C) business area. The Company expects volume growth rate to even out somewhat compared to the rapid pace of the first half, and that severance programs already in place at I&C will result in further charges in the second half. Overall, Siemens continues to focus on achieving its stated 2007 targets.

     For the second quarter of fiscal 2006, ended March 31, 2006, Siemens reported net income of €887 million, up 14% compared to €781 million in the same period a year earlier. Basic and diluted earnings per share rose to €1.00 and €0.95, respectively, from €0.88 and €0.84 in the same quarter a year earlier. Discontinued operations lost €14 million in the quarter, compared to a loss of €79 million in the prior-year period. Income from continuing operations in the second quarter was €901 million, and corresponding basic and diluted earnings per share were €1.01 and €0.97, respectively. A year earlier, income from continuing operations in the second quarter was €860 million, and corresponding basic and diluted earnings per share were €0.96 and €0.92, respectively.

     Most Groups within Operations increased their earnings year-over-year. Major earnings contributors were Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. Severance charges at Communications (Com) and Siemens Business Services (SBS) totaled €178 million, approximately double the level in the prior-year period.

     Net income in the second quarter benefited from a gain on the sale of an investment and a positive effect related to the settlement of an arbitration proceeding, both within corporate items. In contrast, income before income taxes from Financing and Real Estate activities in the second quarter declined to €77 million from €123 million in the prior-year period, which included a special dividend related to an investment.

     Second-quarter orders of €24.413 billion, including large orders at PG and Transportation Systems (TS), were up 22% compared to the second quarter a year earlier. Sales increased 21% year-over-year, to €21.510 billion. While sales and orders rose modestly in Germany, all other regions reported double-digit growth in both sales and orders for the quarter. Excluding currency translation effects and the net effect of acquisitions and dispositions, second-quarter orders rose 9% and sales were up 8% year-over-year.

     On a continuing basis, net cash from operating and investing activities within Operations in the second quarter was €173 million compared to a negative €153 million in the prior-year period. While the current period included significantly higher payouts from severance programs compared to the prior-year period, it also included higher proceeds from sales of investments. In both periods under review, Operations used significant cash for net working capital and capital expenditures associated with business growth. Within Financing and Real Estate and Corporate Treasury activities, net, cash from operating and investing activities in the second quarter was €228 million compared to €295 million a year earlier. For Siemens on a continuing basis, operating and investing activities in the second quarter provided net cash of €401 million compared to net cash provided of €142 million a year earlier.

Results of Siemens

Results of Siemens – Second quarter of fiscal 2006 compared to second quarter of fiscal 2005

     The following discussion presents selected information for Siemens for the second quarter:

	March 31,
(€ in millions)	2006	2005
New orders	24,413	20,019
New orders in Germany	4,032	4,002
New international orders	20,381	16,017
Sales	21,510	17,726
Sales in Germany	3,958	3,780
International sales	17,552	13,946

     Second-quarter orders were up 22% year-over-year, to €24.413 billion, which included large orders at PG and TS. Sales of €21.510 billion were up 21%, compared to the second quarter a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, second-quarter orders rose 9% and sales were up 8% year-over-year. In Germany, orders rose slightly by 1% to €4.032 billion, and sales were up 5% to €3.958 billion. International orders increased by 27% compared to the prior-year period to €20.381 billion, and sales rose 26% year-over-year, to €17.552 billion.

     Within international growth, Asia-Pacific posted orders of €3.405 billion, a 15% increase, and sales rose 33% to €3.182 billion year-over-year. Within Asia-Pacific, second-quarter orders in China increased 10%, to €1.104 billion, while second-quarter sales in China surged 73%, to €1.076 billion. Growth in the Americas was also robust, with the region as a whole, generating orders and sales growth of 27% and 31%, respectively. Within this trend, the U.S. posted orders of €4.524 billion, an increase of 26%, and sales of €4.373 billion were 31% higher than in the second quarter a year earlier. Orders and sales include beneficial currency translation effects. In Europe outside Germany, orders for the second quarter were 12% higher year-over-year, at €7.767 billion, and sales increased 16%, to €6.745 billion.

	March 31,
(€ in millions)	2006	2005
Gross profit on sales	5,979	5,253
as percentage of sales	27.8%	29.6%

     Gross profit increased by 14%, as a majority of the Groups in Operations increased their earnings year-over-year. Gross profit margin for the second quarter came in lower, at 27.8% compared to 29.6% a year earlier, due primarily to a changed sales mix as a result of recent acquisitions, pricing pressure, especially for gas turbine systems at PG, and higher severance charges at SBS.

	March 31,
(€ in millions)	2006	2005
Research and development expenses	(1,420)	(1,231)
as percentage of sales	6.6%	6.9%
Marketing, selling and general administrative expenses	(3,813)	(3,204)
as percentage of sales	17.7%	18.1%
Other operating income (expense), net	106	(23)
Income from investments in other companies, net	297	212
Income from financial assets and marketable securities, net	32	37
Interest expense of Operations, net	(8)	(11)
Other interest income, net	53	67

     Second-quarter research and development (R&D) expenses increased to €1.420 billion from €1.231 billion a year earlier, including significantly higher outlays at Med, SV and A&D. Due to a significant increase in sales, however, R&D declined as a percentage of sales to 6.6% from 6.9% in the prior-year quarter. Marketing, selling and general administrative expenses as a percentage of sales also declined year-over-year, to 17.7% from 18.1%. Other operating income (expense), net of €106 million benefited from a positive effect related to the settlement of an arbitration proceeding. A year earlier, other operating income was a negative €23 million.

A gain on the sale of a centrally held investment was the major factor in higher income from investments in other companies, net, which increased to €297 million from €212 million in the prior-year period.

	March 31,
(€ in millions)	2006	2005
Income from continuing operations before income taxes	1,226	1,100
Income taxes	(277)	(211)
as percentage of income from continuing operations before income taxes	23%	19%
Income from continuing operations	901	860
Loss from discontinued operations, net of income taxes	(14)	(79)
Net income	887	781

     In the second quarter, income from continuing operations was €901 million compared to €860 million in the same period a year earlier. The loss from discontinued operations, net of income taxes, was €14 million compared to €79 million in the prior-year period. Second-quarter net income was €887 million, up from €781 million a year earlier.

Results of Siemens – First six months of fiscal 2006 compared to first six months of fiscal 2005

     The following discussion presents selected information for Siemens for the six months:

	March 31,
(€ in millions)	2006	2005
New orders	51,201	40,431
New orders in Germany	8,850	8,363
New international orders	42,351	32,068
Sales	42,229	34,756
Sales in Germany	8,036	7,746
International sales	34,193	27,010

     Orders in the first six months of fiscal 2006 of €51.201 billion were up 27% from €40.431 billion a year earlier. Major orders were numerous and well-distributed, and international markets were the growth engines for the first half. Sales were €42.229 billion, a 22% increase from €34.756 billion in the prior-year period. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders climbed 11% and sales rose 8%. In Germany, orders increased 6%, to €8.850 billion, and sales were up 4%, at €8.036 billion, primarily due to acquisitions between the periods under review. Meanwhile international orders climbed 32% year-over-year, to €42.351 billion, and sales for the first six months rose 27% compared to the prior-year period, to €34.193 billion.

     Within international growth, Asia-Pacific posted sales of €6.034 billion, a 38% increase year-over-year, and orders of €8.269 billion, a 42% jump. Within Asia-Pacific, first-half sales in China surged 66%, to €2.075 billion, while first-half orders in China climbed 43%, to just below €3.0 billion. Growth in the Americas was also robust, with the region as a whole generating sales and order growth of 28% and 27%, respectively. Within this trend, the U.S. posted sales of €8.208 billion and orders of €8.922 billion, both 22% higher than in the first half a year earlier including beneficial currency translation effects. In Europe outside Germany, sales for the first six months were 17% higher year-over-year, at €13.418 billion, and orders increased 20%, to €15.915 billion.

	March 31,
(€ in millions)	2006	2005
Gross profit on sales	11,587	10,686
as percentage of sales	27.4%	30.7%

     Gross profit for the first six months increased by 8% year-over-year, as a majority of the Groups in Operations increased their earnings. Gross profit margin for the first half of fiscal 2006 was 27.4% compared to 30.7% a year earlier, due primarily to a changed sales mix as a result of recent acquisitions, pricing pressure, especially for gas turbine systems at PG, and higher severance charges at SBS and Com.

	March 31,
(€ in millions)	2006	2005
Research and development expenses	(2,709)	(2,357)
as percentage of sales	6.4%	6.8%
Marketing, selling and general administrative expenses	(7,551)	(6,524)
as percentage of sales	17.9%	18.8%
Other operating income (expense), net	175	(6)
Income from investments in other companies, net	437	356
Income from financial assets and marketable securities, net	372	336
Interest expense of Operations, net	(12)	(25)
Other interest income, net	106	141

     R&D investments and marketing, selling and general administrative expenses in the first half-year increased compared to the first half a year earlier, but declined as a percentage of sales due primarily to significant sales growth between the two periods under review. Other operating income (expense), net was a positive €175 million compared to a negative €6 million in the first half a year earlier. The increase was due in part to a settlement of an arbitration proceeding and higher gains from sales of real property in fiscal 2006. Income from financial assets and marketable securities rose year-over-year, in part due to higher gains on the sale of shares in Juniper Networks, Inc. (Juniper), which amounted to €356 million in the current period and €208 million in the prior-year period, partly offset by a decline in income from hedging activities not qualifying for hedge accounting at Corporate Treasury year-over-year.

	March 31,
(€ in millions)	2006	2005
Income from continuing operations before income taxes	2,405	2,607
Income taxes	(591)	(601)
as percentage of income from continuing operations before income taxes	25%	23%
Income from continuing operations	1,716	1,943
Loss from discontinued operations, net of income taxes	(16)	(161)
Net income	1,700	1,782

     Income from continuing operations was €1.716 billion in the first half, down from €1.943 billion in the same period a year earlier due primarily to higher losses at SBS. This resulted in lower net income for the first half compared to the prior-year period despite a smaller loss from discontinued operations year-over-year.

Segment information analysis

Operations

Information and Communications

Communications (Com)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	27	108	(75)%		350	480	(27)%
Group profit margin	0.8%	3.4%			5.1%	7.7%
Sales	3,383	3,162	7%	3%	6,803	6,266	9%	4%
New orders	3,562	3,418	4%	0%	7,456	6,962	7%	3%

*	Excluding currency translation effects of 4% and 3% on sales and orders, respectively, and portfolio effects of 1% on orders.
**	Excluding currency translation effects of 4% on sales and orders, and portfolio effects of 1% on sales.

     Com’s second-quarter sales and orders in fiscal 2006 were €3.383 billion and €3.562 billion, respectively. Group profit of €27 million in the second quarter included a positive effect related to a contract renegotiation. Both the current and prior-year period included modest severance charges.

Com’s Carrier Networks business delivered most of the Group’s sales growth year-over-year, as pricing pressure and shifts in sales mix resulted in flat sales in the Enterprise Networks business and a decline in sales in the Devices business.

     In the first half of fiscal 2006, sales at Com were €6.803 billion, up 9% year-over-year, and orders were €7.456 billion, 7% higher than in the first half a year earlier. Group profit at Com was €350 million compared to €480 million in the prior-year period. Both periods included gains on the sales of shares in Juniper, totaling €356 million in the current half-year and €208 million in the first six months a year earlier. Severance charges were also higher in the current period, at €167 million, compared to modest charges in the first half of fiscal 2005. Severance charges are expected to increase in the second half of the current year. Com’s Carrier Networks business delivered higher sales compared to the prior-year first half, while sales at the Enterprise Networks business remained flat and the Devices business reported falling sales.

     Following an intensive analysis by the Managing Board associated with the strategic reorientation of Com’s operations, it was determined that the Siemens Home and Office Communication Devices division will be reclassified to Other Operations effective with the beginning of the third quarter on April 1, 2006. Reporting for both Com and Other Operations will be recast on a retroactive basis, to present meaningful comparisons between current and prior periods.

Siemens Business Services (SBS)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	(194)	(129)	(50)%		(423)	(154)	(175)%
Group profit margin	(13.9)%	(10.0)%			(15.1)%	(6.1)%
Sales	1,393	1,284	8%	1%	2,799	2,540	10%	3%
New orders	1,360	1,549	(12)%	(16)%	2,865	3,399	(16)%	(20)%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 5% and 2% on sales and orders, respectively.
**	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 5% and 2% on sales and orders, respectively.

     SBS recorded higher second-quarter sales of €1.393 billion in fiscal 2006. Orders came in at €1.360 billion, lower than in the prior-year period due to more selective order intake and a smaller number of major orders compared to the second quarter a year earlier. The Group’s loss of €194 million included higher severance charges, which totaled €155 million compared to €63 million in the second quarter a year earlier.

     In the first half of fiscal 2006, sales at SBS rose to €2.799 billion, while orders declined to €2.865 billion due to the factors mentioned above. The Group’s loss of €423 million included severance charges, totaling €363 million. In the first six months of fiscal 2005, the majority of severance charges were taken in the second quarter. SBS expects further severance charges in the second half of the fiscal year, at a lower level than in the first half.

     After the end of the second quarter, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.

Automation and Control

Automation and Drives (A&D)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	371	278	33%		725	576	26%
Group profit margin	11.8%	11.7%			11.9%	12.3%
Sales	3,155	2,386	32%	9%	6,083	4,681	30%	9%
New orders	3,471	2,481	40%	13%	7,099	5,035	41%	13%

*	Excluding currency translation effects of 4% on sales and orders, and portfolio effects of 19% and 23% on sales and orders, respectively.
**	Excluding currency translation effects of 4% and 5% on sales and orders, respectively, and portfolio effects of 17% and 23% on sales and orders, respectively.

     Beginning in fiscal 2006, A&D includes the Electronics Assembly Systems division on a retroactive basis, to present a meaningful comparison with prior periods. The division was formerly part of the Logistics and Assembly Systems Group (L&A), which was dissolved as of the beginning of fiscal 2006.

     A&D increased Group profit to a record €371 million in the second quarter, up 33% compared to the same period a year earlier. The increase was broad-based, including positive contributions from acquisitions between the periods under review. A&D boosted second-quarter sales 32% year-over-year, to €3.155 billion, benefiting from both acquisitions and organic growth. Orders increased even faster, rising 40% to €3.471 billion on strong demand in Asia-Pacific and Europe.

     First-half Group profit at A&D reached €725 million, a new high and a 26% increase compared to the first half a year earlier. A&D’s acquisitions in the fourth quarter of fiscal 2005 contributed to earnings in the first six months of fiscal 2006. Sales and order growth in the first half followed the same pattern as the second quarter, benefiting from acquisitions and organic growth. Regionally broad demand was highlighted by rapid growth in Asia-Pacific.

Industrial Solutions and Services (I&S)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	74	59	25%		129	94	37%
Group profit margin	3.5%	4.2%			3.1%	3.4%
Sales	2,132	1,392	53%	9%	4,110	2,760	49%	10%
New orders	2,447	1,872	31%	(9)%	5,152	3,621	42%	(6)%

*	Excluding currency translation effects of 6% and 5% on sales and orders, respectively, and portfolio effects of 38% and 35% on sales and orders, respectively.
**	Excluding currency translation effects of 6% and 5% on sales and orders, respectively, and portfolio effects of 33% and 43% on sales and orders, respectively.

     Beginning in fiscal 2006, I&S includes the Airport Logistics and Postal Automation divisions, formerly of L&A, on a retroactive basis.

     In fiscal 2006, second-quarter orders at I&S increased to €2.447 billion, largely due to Siemens’ acquisition of VA Technologie AG (VA Tech) between the periods under review. The VA Tech activities allocated to I&S more than offset lower orders in the Group’s Postal Automation and Airport Logistics divisions compared to the prior-year period. The VA Tech acquisition also made a significant contribution to the increase in sales at I&S. Group profit rose to €74 million from €59 million a year earlier, primarily due to higher sales.

     First-half orders, sales and Group profit came in well above the prior-year level due to the factors mentioned above. For comparison, the first half a year earlier included a larger number of major orders in the postal and airport businesses.

Siemens Building Technologies (SBT)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	52	22	136%		102	71	44%
Group profit margin	4.4%	2.1%			4.5%	3.5%
Sales	1,169	1,030	13%	7%	2,271	2,040	11%	6%
New orders	1,318	1,128	17%	12%	2,691	2,216	21%	15%

*	Excluding currency translation effects of 5% and 4% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.
**	Excluding currency translation effects of 4% and 5% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

     Group profit at SBT was €52 million in the second quarter of fiscal 2006, up from €22 million in the same period a year earlier. The increase resulted from higher capacity utilization combined with higher sales, which rose to €1.169 billion. Orders climbed to €1.318 billion, on higher demand for SBT’s building automation and fire safety solutions.

     In the first half of fiscal 2006, the same factors mentioned above lifted Group profit at SBT by 44% year-over-year, to €102 million. Sales in the first half were €2.271 billion, up from €2.040 billion in the prior-year period, and broad-based demand for SBT’s security, safety, building comfort and building automation solutions boosted orders to €2.691 billion from €2.216 billion a year earlier.

Power

Power Generation (PG)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	247	257	(4)%		424	471	(10)%
Group profit margin	10.1%	12.7%			9.4%	13.1%
Sales	2,453	2,024	21%	15%	4,527	3,602	26%	15%
New orders	3,259	2,515	30%	22%	7,319	5,000	46%	32%

*	Excluding currency translation effects of 3% and 4% on sales and orders, respectively, and portfolio effects of 3% and 4% on sales and orders, respectively.
**	Excluding currency translation effects of 4% on sales and orders, and portfolio effects of 7% and 10% on sales and orders, respectively.

     Second-quarter orders at PG climbed 30% year-over-year, to €3.259 billion, fueled by a number of major orders including a very large power generation contract in the Middle East. Sales rose 21%, to €2.453 billion, spanning the Group’s power generation, industrial turbine and wind power businesses. Group profit was €247 million in the second quarter compared to €257 million in the same period a year earlier, due in part to lower equity earnings from a joint venture. The decline in the Group’s earnings margin year-over-year reflects its changing sales mix as well as market-driven shifts in pricing for gas turbine systems.

     For the first half, orders at PG climbed to €7.319 billion from €5.000 billion in the same period a year earlier, including major order intake in Middle East, Europe and Asia-Pacific. Sales also rose rapidly, to €4.527 billion from €3.602 billion in the first half a year ago. Group profit of €424 million reflects the factors mentioned above, as well as an adverse result in arbitration related to a turnkey project in the Philippines. In contrast, Group profit a year earlier included higher cancellation gains.

Power Transmission and Distribution (PTD)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	81	61	33%		165	113	46%
Group profit margin	5.4%	6.9%			5.6%	6.6%
Sales	1,496	890	68%	30%	2,952	1,724	71%	27%
New orders	1,797	1,229	46%	15%	4,270	2,322	84%	43%

*	Excluding currency translation effects of 8% on sales and orders, and portfolio effects of 30% and 23% on sales and orders, respectively.
**	Excluding currency translation effects of 8% and 10% on sales and orders, respectively, and portfolio effects of 36% and 31% on sales and orders, respectively.

     PTD’s sales surged 68% year-over-year, to €1.496 billion, and orders climbed 46%, to €1.797 billion, on a combination of organic growth and additional volume from the VA Tech acquisition between the periods under review. While PTD’s second-quarter Group profit rose to €81 million from €61 million a year earlier, the Group’s earnings margin showed the effects of integrating its VA Tech activities.

     In the first half of fiscal 2006, PTD recorded high double-digit increases in orders and sales, which rose to €4.270 billion and €2.952 billion, respectively. While the VA Tech acquisition accounted for much of the increase, PTD also delivered strong organic growth, particularly in the Middle East. Group profit rose to €165 million from €113 million in the first half of fiscal 2005 on higher sales.

Transportation

Transportation Systems (TS)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	21	4	425%		42	24	75%
Group profit margin	2.1%	0.4%			2.0%	1.2%
Sales	1,005	940	7%	4%	2,069	1,954	6%	2%
New orders	1,803	1,011	78%	75%	3,880	2,241	73%	69%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 2% on sales and orders.
**	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 2% on sales and orders.

     Group profit was €21 million at TS in the second quarter of fiscal 2006. The period included a large number of major new contracts in Europe, the Middle East and Africa. As a result, orders came in 78% higher than a year earlier, at €1.803 billion. Sales rose 7% year-over-year, to €1.005 billion.

     TS posted Group profit of €42 million for the first half of fiscal 2006, up from €24 million in the same period a year earlier, on higher sales of €2.069 billion. Strong demand in the first six months for trains lifted orders 73% year-over-year, to €3.880 billion.

Siemens VDO Automotive (SV)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	177	160	11%		340	304	12%
Group profit margin	6.8%	6.8%			6.7%	6.6%
Sales	2,615	2,348	11%	6%	5,063	4,633	9%	4%
New orders	2,612	2,343	11%	6%	5,060	4,637	9%	4%

*	Excluding currency translation effects of 5% on sales and orders.
**	Excluding currency translation effects of 5% on sales and orders.

     SV’s second-quarter Group profit of €177 million benefited from a gain on the sale of an investment, which largely offset significantly higher research and development expenses compared to the prior-year period. Sales and orders rose 11% year-over-year, to €2.615 billion and €2.612 billion, respectively.

     Similar factors influenced SV’s results for the first half, including a 12% increase in Group profit and stepped-up R&D expenses. In the current period, SV also had gains from sales of investments related to joint ventures in both quarters. Group-wide growth lifted first-half sales and orders to €5.063 billion and €5.060 billion, respectively.

Medical

Medical Solutions (Med)

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	258	218	18%		504	433	16%
Group profit margin	12.6%	12.3%			12.5%	12.6%
Sales	2,047	1,774	15%	8%	4,031	3,430	18%	10%
New orders	2,096	1,923	9%	3%	4,252	3,953	8%	1%

*	Excluding currency translation effects of 6% on sales and orders, and portfolio effects of 1% on sales.
**	Excluding currency translation effects of 7% and 6% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

     Second-quarter Group profit at Med was up 18% year-over-year, climbing to €258 million. Diagnostics imaging solutions continued their strong contribution to both earnings and volume growth. Sales and orders rose to €2.047 billion and €2.096 billion, respectively, highlighted by fast-growing demand in Asia-Pacific.

     Med’s sales and orders in the first six months rose to €4.031 billion and €4.252 billion, respectively. For the first half, Med reported Group profit of €504 million, up 16% year-over-year on higher sales.

     After the close of the second quarter, Siemens announced that it entered into an agreement under which the Company will acquire Diagnostic Products Corporation (DPC) for a preliminary purchase price of approximately $1.86 billion (approximately €1.54 billion). For further information see “Subsequent events.”

Lighting

Osram

	Second quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	132	117	13%		257	237	8%
Group profit margin	10.9%	11.1%			10.9%	11.1%
Sales	1,206	1,057	14%	8%	2,364	2,140	10%	4%
New orders	1,206	1,057	14%	8%	2,364	2,140	10%	4%

*	Excluding currency translation effects of 6% on sales and orders.
**	Excluding currency translation effects of 6% on sales and orders.

     Osram boosted second-quarter Group profit 13%, to €132 million. Demand was particularly strong in the U.S. and China, sending sales and orders up to €1.206 billion from €1.057 billion in the second quarter a year earlier. Group profit for the first six months of fiscal 2006 reached €257 million on a broad-based increase in sales, which rose to €2.364 billion.

Other Operations

     Other Operations consist of centrally held operating businesses not related to a Group. These businesses include joint ventures, equity investments, a portion of the VA Tech acquisition, and the Dematic businesses carved out of the former Logistics and Assembly Systems Group.

     In the second quarter, Group profit from Other Operations was €79 million compared to €70 million a year earlier. Earnings from joint ventures in the second quarter were somewhat higher than in the same quarter a year earlier. The Dematic businesses posted losses in both periods. The VA Tech acquisition contributed to the increase in sales year-over-year, to €890 million from €660 million a year earlier.

     For the first six months, Group profit from Other Operations was €112 million compared to €141 million in the same period a year earlier. The difference was primarily due to higher losses in the Dematic businesses. Sales rose to €1.887 billion from €1.404 billion in the first half of the prior year, including a sizable contribution from VA Tech. The Dematic businesses anticipate restructuring and other measures in the second half of fiscal 2006.

Reconciliation to Financial Statements

     Reconciliation to financial statements includes various categories of items which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.

Corporate items, pensions and eliminations

     Corporate items, pensions and eliminations totaled a negative €184 million in the second quarter, compared to a negative €289 million in the same period a year earlier. The improvement is due to a gain of €95 million on the sale of an investment and a positive effect related to the settlement of an arbitration proceeding. Centrally carried pension expense increased slightly due to a reduction in the discount rate assumption at September 30, 2005.

     In the first six months of fiscal 2006, Corporate items, pensions and eliminations totaled a negative €513 million compared to a negative €559 million in the first six months a year earlier. The improvement is due to the factors mentioned above, partly offset by higher centrally carried pension expense.

Other interest expense

     Other interest expense of Operations for the second quarter of fiscal 2006 was €91 million compared to interest expense of €36 million a year earlier. For the first half of fiscal 2006 other interest expense of Operations was €182 million, up from €64 million a year earlier. The change was mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year.

Financing and Real Estate

Siemens Financial Services (SFS)

	Second quarter			Six months ended March 31,
(€ in millions)	2006	2005	% Change	2006	2005	% Change
Income before income taxes	44	90	(51)%	123	189	(35)%
				March 31,	Sept. 30,
				2006	2005
Total assets				10,213	10,148	1%

     Income before income taxes at SFS was €44 million in the second quarter. The difference year-over-year is due primarily to a one-time benefit in the prior-year period, when an investment held by the Equity division paid a special dividend. For the first half-year, SFS posted income before income taxes of €123 million compared to €189 million in the first half a year earlier, which included the special dividend mentioned above, as well as a gain on sale of an investment. Total assets at the end of the first half were nearly unchanged compared to the end of fiscal 2005.

Siemens Real Estate (SRE)

	Second quarter			Six months ended March 31,
(€ in millions)	2006	2005	% Change	2006	2005	% Change
Income before income taxes	33	33	0%	86	70	23%
Sales	429	402	7%	840	785	7%
				March 31,	Sept. 30,
				2006	2005
Total assets				3,381	3,496	(3)%

     In the second quarter, SRE recorded income before income taxes of €33 million, level with the prior-year period. The Group offset lower rental earnings with higher income from sales of real property. Similar factors resulted in an increase in income before income taxes for the first six-month period of fiscal 2006, which benefited from strong first quarter income.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes from Eliminations, reclassifications and Corporate Treasury for the second quarter of fiscal 2006 was €99 million, compared to €77 million a year earlier. The difference was due mainly to increased interest income at Corporate Treasury from intra-company financing.

     Income before income taxes from Eliminations, reclassifications and Corporate Treasury for the first six months of fiscal 2006 was €164 million, compared to €181 million in the same period a year earlier. The difference was due mainly to reduced interest rate hedging activities not qualifying for hedge accounting, as business growth, particularly involving substantial cash outflows for acquisitions and build-up of net working capital, resulted in a shift in Siemens’ net debt position. This effect was partly offset by increased interest income from intra-company financing activities.

Liquidity, capital resources and capital requirements

Cash flow – First six months of fiscal 2006 compared to first six months of fiscal 2005

     The following discussion presents an analysis of Siemens’ cash flows for the six-month period ended March 31, 2006 and 2005. The first table presents cash flow for continuing and discontinued operations. The second table focuses on cash flow from continuing operations for the components of Siemens.

	Continuing operations		Discontinued operations		Continuing and discontinued operations
			Six months ended March 31,
	2006	2005	2006	2005	2006	2005
(€ in millions)
Net cash provided by (used in):
Operating activities	1,107	(93)	(134)	(591)	973	(684)
Investing activities	(1,526)	(1,771)	(96)	(43)	(1,622)	(1,814)

Net cash used in operating and investing activities	(419)	(1,864)	(230)	(634)	(649)	(2,498)

     In the first half of fiscal year 2006, Siemens on a continuing basis used net cash from operating and investing activities of €419 million compared to net cash used of €1.864 billion in the prior-year period. Discontinued operations, which consist of Com’s former mobile devices business, used net cash of €230 million in the first six months of fiscal 2006. In the first six months a year earlier, discontinued operations used net cash of €634 million. Including continuing and discontinued operations, net cash used in operating and investing activities was €649 million compared to net cash used of €2.498 billion in the first half of the prior year.

			SFS, SRE and Corporate
Continuing operations	Operations		Treasury *		Siemens
			Six months ended March 31,
	2006	2005	2006	2005	2006	2005
(€ in millions)
Net cash provided by (used in):
Operating activities	267	(852)	840	759	1,107	(93)
Investing activities	(1,024)	(1,299)	(502)	(472)	(1,526)	(1,771)

Net cash provided by (used in) operating and investing activities – continuing operations	(757)	(2,151)	338	287	(419)	(1,864)

*	Also includes eliminations and reclassifications.

     Operations provided net cash from operating activities of €267 million in the first six months of fiscal year 2006, despite substantial cash outflows for severance payouts. In the same period a year earlier, Operations used net cash in operating activities of €852 million. Both periods included significant build ups of net working capital associated with business growth, particularly with regard to net inventories at PG, I&S, Com, A&D and PTD in the current period and at PG and TS in the prior-year period. In the first half of fiscal 2006, higher inventories were partly offset by a rise in other current liabilities due to higher advance payments associated with order growth, especially at PG and TS. The prior-year period included supplemental contributions to Siemens pension plans of €1.496 billion. Corporate Treasury and Financing and Real Estate provided net cash from operating activities of €840 million in the first half of fiscal 2006, up from €759 million in the same period year earlier. For Siemens as a whole, net cash provided by operating activities was €1.107 billion in the first six months of fiscal 2006 compared to net cash used of €93 million in the prior-year period.

     Investing activities showed the effects of overall business growth in both periods, particularly including significant cash outflows for capital expenditures. Within Operations, investing activities used net cash of €1.024 billion in the first half, compared to €1.299 billion in the first half a year earlier.

The difference between the two periods is due largely to higher proceeds from sales of long-term investments, as well as higher proceeds from sales of marketable securities, which include the sale of Juniper shares totaling €465 million in the current period compared to €263 million a year ago and proceeds of €90 million from the sale of Siemens’ remaining interest in Epcos AG at the end of the second quarter of fiscal 2006. Within the Corporate Treasury and Financing and Real Estate components, investing activities in the current period used net cash of €502 million compared to €472 million in the prior-year period. Siemens as a whole used net cash from investing activities of €1.526 billion compared to net cash used of €1.771 billion in the same period a year earlier.

     In the first half of fiscal 2006, financing activities used net cash of €1.650 billion compared to net cash used of €586 million a year earlier. Short-term debt under commercial paper programs, as well as bank loans were repayed, contributing to a change in short-term debt of negative €1.105 billion for the first six months of fiscal 2006. The current period included net proceeds from the issuance of long-term debt of €833 million under a medium-term note program. In the prior-year period, changes in short-term debt provided net cash of €640 million including net proceeds from the issuance of commercial papers. In fiscal 2006, dividends paid to shareholders increased to €1.201 billion, up from dividends paid of €1.112 billion in the prior year as a result of a higher per share dividend.

Pension plan funding

     At the end of the first six months of fiscal 2006, the combined funding status of Siemens’ principal pension plans showed an underfunding of €2.9 billion, compared to an underfunding of €3.5 billion at the end of fiscal 2005. The improvement was due to regular contributions, as well as a higher-than-expected actual return on plan assets in the first six months.

     The fair value of plan assets of Siemens’ principal funded pension plans on March 31, 2006 was €22.4 billion, compared to €21.5 billion on September 30, 2005.

     In the first six months of fiscal 2006, regular employer contributions amounted to €513 million compared to €315 million in the first six months of the prior year. The first six months of the prior year included supplemental cash contributions of €1.496 billion.

     The estimated projected benefit obligation (PBO) for Siemens’ principal pension plans, which takes into account future compensation increases, amounted to €25.3 billion on March 31, 2006. This was approximately €300 million higher than the PBO of €25.0 billion on September 30, 2005, due to the net of pension service and interest costs less benefits paid during the six-month period, less currency translation effects.

     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

Capital resources and capital requirements

Equity

     At the Annual Shareholders’ Meeting on January 26, 2006, our shareholders gave authorization to repurchase up to 10% of the Siemens’ €2.673 billion common stock. The resolution is valid until July 25, 2007. According to this resolution, shares that are repurchased may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board; (ii) used to satisfy our obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan; (iii) offered for sale to employees or former employees within the employee share program; or (iv) used to service conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of Siemens under the same terms and conditions as those offered to employees of Siemens, or the Supervisory Board may grant and transfer such shares to members of the Managing Board as stock-based compensation with a holding period of at least two years.

     Authorized Capital 2001/II of €67 million, representing approximately 22 million shares, expired on February 1, 2006. At the Annual Shareholders’ Meeting on January 26, 2006, the Company’s shareholders authorized the Managing Board to increase the common stock by January 25, 2011, with the approval of the Supervisory Board, by up to €75 million, representing 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders shall be excluded. Once registered, the new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes.

The Managing Board shall be authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue. Authorized Capital 2006 becomes effective and may only be used upon its registration, which is expected to be completed during the third quarter of fiscal 2006.

Debt

     The Company updated its €5.0 billion medium-term note program on the basis of a new European Union Directive in March 2006. The amount outstanding under this program was €1.786 billion as of March 31, 2006, compared to €966 million as of September 30, 2005. The amount outstanding under our U.S.$3.0 billion and €3.0 billion commercial paper programs declined to €632 million as of March 31, 2006, compared to €1.484 billion as of September 30, 2005.

EVA performance

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently. EVA in the first half of fiscal 2006 was positive and level with the same period a year earlier.

Legal proceedings

     On January 19, 2006, the U.S. Attorney for the Northern District of Illinois charged Siemens Medical Solutions US (SMS) with committing mail and wire fraud in connection with a bid on a public contract for radiological equipment in the year 2000. The charges are based on alleged non-compliance with certain bidding terms and alleged misconduct during a trial related to the fulfillment of such terms. The bidding terms of the public contract were later ruled unconstitutional. SMS, which has cooperated with the government’s investigation, considers the allegations as unjustified and intends to oppose them in court.

Report on the United Nations Oil-for-Food Programme

     On February 24, 2006, Siemens received a subpoena from the U.S. Securities and Exchange Commission (SEC) requiring the production of certain documents relating to the Oil-for-Food Programme and to certain other matters. Siemens is cooperating with the SEC. For further information relating to the Oil-for-Food Programme, please refer to our annual report on Form 20-F.

Subsequent events

     At the beginning of April 2006, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.

     On April 3, 2006, the Company completed the sale of its remaining shares in Infineon Technologies AG for net proceeds of approximately €1.1 billion. This transaction will result in a gain of approximately €33 million in the third quarter of fiscal 2006.

     After the close of the second quarter, Siemens also announced an agreement to sell its VA Tech hydropower activities to Andritz AG of Austria. The sale, which requires regulatory approval, is expected to close in the third quarter.

     At the end of April 2006, Siemens announced that it entered into an agreement under which Siemens will acquire Diagnostic Products Corporation (DPC) for a preliminary purchase price of approximately $1.86 billion (approximately €1.54 billion). DPC is a leading provider of immunodiagnostic products and will be integrated into Med. Siemens will offer $58.50 per share to DPC’s shareholders.

The completion of the transaction is expected for fiscal 2006, subject to approval by DPC’s shareholders, receipt of regulatory approvals and other customary closing conditions.

     This Interim Report contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	21,510	17,726	(440)	(422)	21,365	17,617	585	531
Cost of sales	(15,531)	(12,473)	440	422	(15,473)	(12,464)	(498)	(431)

Gross profit on sales	5,979	5,253	—	—	5,892	5,153	87	100
Research and development expenses	(1,420)	(1,231)	—	—	(1,420)	(1,231)	—	—
Marketing, selling and general administrative expenses	(3,813)	(3,204)	—	—	(3,727)	(3,126)	(86)	(78)
Other operating income (expense), net	106	(23)	(25)	(22)	87	(31)	44	30
Income from investments in other companies, net	297	212	—	—	282	167	15	45
Income (expense) from financial assets and marketable securities, net	32	37	20	35	35	15	(23)	(13)
Interest income (expense) of Operations, net	(8)	(11)	—	—	(8)	(11)	—	—
Other interest income (expense), net	53	67	104	64	(91)	(36)	40	39

Income from continuing operations before income taxes	1,226	1,100	99	77	1,050	900	77	123
Income taxes	(277)	(211)	(23)	(15)	(237)	(172)	(17)	(24)
Minority interest	(48)	(29)	—	—	(48)	(29)	—	—

Income from continuing operations	901	860	76	62	765	699	60	99
Income (loss) from discontinued operations, net of income taxes	(14)	(79)	—	—	(14)	(80)	—	1

Net income	887	781	76	62	751	619	60	100

Basic earnings per share
Income from continuing operations	1.01	0.96
Loss from discontinued operations	(0.01)	(0.08)

Net income	1.00	0.88

Diluted earnings per share
Income from continuing operations	0.97	0.92
Loss from discontinued operations	(0.02)	(0.08)

Net income	0.95	0.84

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	42,229	34,756	(848)	(809)	41,934	34,514	1,143	1,051
Cost of sales	(30,642)	(24,070)	848	809	(30,545)	(24,037)	(945)	(842)

Gross profit on sales	11,587	10,686	—	—	11,389	10,477	198	209
Research and development expenses	(2,709)	(2,357)	—	—	(2,709)	(2,357)	—	—
Marketing, selling and general administrative expenses	(7,551)	(6,524)	(1)	(1)	(7,386)	(6,372)	(164)	(151)
Other operating income (expense), net	175	(6)	(46)	(47)	128	(20)	93	61
Income from investments in other companies, net	437	356	—	—	406	282	31	74
Income (expense) from financial assets and marketable securities, net	372	336	—	104	398	246	(26)	(14)
Interest income (expense) of Operations, net	(12)	(25)	—	—	(12)	(25)	—	—
Other interest income (expense), net	106	141	211	125	(182)	(64)	77	80

Income from continuing operations before income taxes	2,405	2,607	164	181	2,032	2,167	209	259
Income taxes(1)	(591)	(601)	(40)	(42)	(499)	(500)	(52)	(59)
Minority interest	(98)	(63)	—	—	(98)	(63)	—	—

Income from continuing operations	1,716	1,943	124	139	1,435	1,604	157	200
Income (loss) from discontinued operations, net of income taxes	(16)	(161)	—	—	(16)	(163)	—	2

Net income	1,700	1,782	124	139	1,419	1,441	157	202

Basic earnings per share
Income from continuing operations	1.93	2.18
Loss from discontinued operations	(0.02)	(0.18)

Net income	1.91	2.00

Diluted earnings per share
Income from continuing operations	1.84	2.08
Loss from discontinued operations	(0.02)	(0.17)

Net income	1.82	1.91

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2006 and September 30, 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/06	9/30/05	3/31/06	9/30/05	3/31/06	9/30/05	3/31/06	9/30/05
ASSETS
Current assets
Cash and cash equivalents	5,822	8,121	4,686	6,603	1,092	1,471	44	47
Marketable securities	1,295	1,789	—	—	1,277	1,772	18	17
Accounts receivable, net	17,165	17,122	(5)	(6)	13,102	12,758	4,068	4,370
Intracompany receivables	—	—	(13,458)	(15,489)	13,400	15,362	58	127
Inventories, net	15,017	12,812	(4)	(4)	14,967	12,744	54	72
Deferred income taxes	1,438	1,484	(184)	(178)	1,541	1,580	81	82
Assets held for sale	5	245	—	—	5	245	—	—
Other current assets	5,204	5,230	444	506	3,690	3,746	1,070	978

Total current assets	45,946	46,803	(8,521)	(8,568)	49,074	49,678	5,393	5,693

Long-term investments	4,190	3,768	—	—	3,851	3,463	339	305
Goodwill	9,248	8,930	—	—	9,120	8,799	128	131
Other intangible assets, net	3,183	3,107	—	—	3,165	3,092	18	15
Property, plant and equipment, net	12,194	12,012	—	—	8,470	8,217	3,724	3,795
Deferred income taxes	6,303	6,321	1,539	1,541	4,730	4,743	34	37
Other assets	5,510	5,264	164	106	1,912	1,836	3,434	3,322
Other intracompany receivables	—	—	(1,602)	(1,632)	1,599	1,626	3	6

Total assets	86,574	86,205	(8,420)	(8,553)	81,921	81,454	13,073	13,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,570	3,999	3,580	3,049	683	564	307	386
Accounts payable	10,135	10,171	(5)	(1)	9,923	9,965	217	207
Intracompany liabilities	—	—	(15,430)	(15,998)	9,250	9,134	6,180	6,864
Accrued liabilities	10,161	10,169	91	115	9,944	9,898	126	156
Deferred income taxes	1,868	1,938	(464)	(475)	2,107	2,203	225	210
Liabilities held for sale	3	289	—	—	3	289	—	—
Other current liabilities	13,956	13,058	403	222	13,243	12,559	310	277

Total current liabilities	40,693	39,624	(11,825)	(13,088)	45,153	44,612	7,365	8,100

Long-term debt	7,381	8,436	6,301	6,937	709	978	371	521
Pension plans and similar commitments	5,376	4,917	—	—	5,374	4,917	2	—
Deferred income taxes	416	427	(10)	(26)	245	274	181	179
Other accruals and provisions	4,597	5,028	91	91	4,057	4,519	449	418
Other intracompany liabilities	—	—	(2,977)	(2,467)	323	284	2,654	2,183

	58,463	58,432	(8,420)	(8,553)	55,861	55,584	11,022	11,401

Minority interests	699	656	—	—	699	656	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,116,085,461 and 1,113,295,461 shares, respectively
Issued: 891,085,461 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,139	5,167
Retained earnings	27,082	26,583
Accumulated other comprehensive income (loss)	(7,482)	(7,305)
Treasury stock, at cost 1,898 and 9,004 shares, respectively	—	(1)

Total shareholders’ equity	27,412	27,117	—	—	25,361	25,214	2,051	1,903

Total liabilities and shareholders’ equity	86,574	86,205	(8,420)	(8,553)	81,921	81,454	13,073	13,304

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities
Net income	1,700	1,782	124	139	1,419	1,441	157	202
Adjustments to reconcile net income to cash provided
Minority interest	104	69	—	—	104	69	—	—
Amortization, depreciation and impairments	1,467	1,355	—	—	1,262	1,168	205	187
Deferred taxes	101	49	7	8	85	31	9	10
Losses (gains) on sales and disposals of businesses and real estate, net	(103)	2	—	—	(50)	12	(53)	(10)
(Gains) on sales of investments, net	(176)	(17)	—	—	(176)	(17)	—	—
(Gains) on sales and impairments of marketable securities, net	(369)	(231)	—	—	(369)	(231)	—	—
(Income) from equity investees, net of dividends received	(225)	(251)	—	—	(211)	(242)	(14)	(9)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,943)	(1,138)	—	—	(1,959)	(1,130)	16	(8)
(Increase) decrease in accounts receivable, net	29	876	382	212	(356)	646	3	18
Increase (decrease) in outstanding balance of receivables sold	(31)	(43)	(23)	(59)	(8)	16	—	—
(Increase) decrease in other current assets	(176)	(149)	(68)	105	(80)	(228)	(28)	(26)
Increase (decrease) in accounts payable	(227)	(600)	(3)	(6)	(238)	(584)	14	(10)
Increase (decrease) in accrued liabilities	(52)	(147)	(6)	(16)	(35)	(79)	(11)	(52)
Increase (decrease) in other current liabilities	652	(728)	208	(52)	417	(752)	27	76
Supplemental contributions to pension trusts	—	(1,496)	—	—	—	(1,496)	—	—
Change in other assets and liabilities	222	(17)	(31)	65	328	(70)	(75)	(12)

Net cash provided by (used in) operating activities — continuing and discontinued operations	973	(684)	590	396	133	(1,446)	250	366
Net cash provided by (used in) operating activities — continuing operations	1,107	(93)	590	396	267	(852)	250	363
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,758)	(1,366)	—	—	(1,431)	(1,111)	(327)	(255)
Acquisitions, net of cash acquired	(491)	(599)	—	—	(488)	(582)	(3)	(17)
Purchases of investments	(261)	(81)	—	—	(245)	(66)	(16)	(15)
Purchases of marketable securities	(43)	(4)	—	(1)	(41)	(3)	(2)	—
(Increase) decrease in receivables from financing activities	(294)	(345)	(394)	(262)	—	—	100	(83)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	23	59	—	—	(23)	(59)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	646	276	—	—	506	139	140	137
Increase (decrease) from sales and dispositions of businesses	3	(15)	—	—	3	(16)	—	1
Proceeds from sales of marketable securities	576	320	—	8	576	297	—	15

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,622)	(1,814)	(371)	(196)	(1,120)	(1,342)	(131)	(276)
Net cash provided by (used in) investing activities — continuing operations	(1,526)	(1,771)	(371)	(196)	(1,024)	(1,299)	(131)	(276)
Cash flows from financing activities
Purchase of common stock	(377)	(150)	—	—	(377)	(150)	—	—
Proceeds from re-issuance of treasury stock	277	113	—	—	277	113	—	—
Proceeds from issuance of debt	833	—	833	—	—	—	—	—
Change in short-term debt	(1,105)	640	(770)	706	(259)	(96)	(76)	30
Dividends paid	(1,201)	(1,112)	—	—	(1,201)	(1,112)	—	—
Dividends paid to minority shareholders	(77)	(77)	—	—	(77)	(77)	—	—
Intracompany financing	—	—	(2,198)	(3,875)	2,244	3,980	(46)	(105)

Net cash provided by (used in) financing activities	(1,650)	(586)	(2,135)	(3,169)	607	2,658	(122)	(75)
Effect of exchange rates on cash and cash equivalents	—	(57)	(1)	(53)	1	(4)	—	—
Net increase (decrease) in cash and cash equivalents	(2,299)	(3,141)	(1,917)	(3,022)	(379)	(134)	(3)	15
Cash and cash equivalents at beginning of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Cash and cash equivalents at end of period	5,822	9,049	4,686	8,229	1,092	774	44	46

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the six months ended March 31, 2006 and the fiscal year ended September 30, 2005
(in millions of €)

				Accumulated other
				comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum		Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	Total	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	AOCI	at cost	Total
Balance at October 1, 2004	2,673	5,121	25,447	(1,076)	160	55	(5,525)	(6,386)	—	26,855

Net income	—	—	2,248	—	—	—	—	—	—	2,248
Change in currency translation adjustment	—	—	—	483	—	—	—	483	—	483
Change in unrealized gains and losses	—	—	—	—	(13)	(144)	(1,245)	(1,402)	—	(1,402)

Total comprehensive income	—	—	2,248	483	(13)	(144)	(1,245)	(919)	—	1,329
Dividends paid	—	—	(1,112)	—	—	—	—	—	—	(1,112)
Issuance of common stock and stock-based compensation	—	60	—	—	—	—	—	—	—	60
Purchase of common stock	—	—	—	—	—	—	—	—	(219)	(219)
Re-issuance of treasury stock	—	(14)	—	—	—	—	—	—	218	204

Balance at September 30, 2005	2,673	5,167	26,583	(593)	147	(89)	(6,770)	(7,305)	(1)	27,117

Net income	—	—	1,700	—	—	—	—	—	—	1,700
Change in currency translation adjustment	—	—	—	6	—	—	—	6	—	6
Change in unrealized gains and losses	—	—	—	—	(130)	(47)	(6)	(183)	—	(183)

Total comprehensive income	—	—	1,700	6	(130)	(47)	(6)	(177)	—	1,523
Dividends paid	—	—	(1,201)	—	—	—	—	—	—	(1,201)
Issuance of common stock and stock-based compensation	—	25	—	—	—	—	—	—	—	25
Purchase of common stock	—	—	—	—	—	—	—	—	(377)	(377)
Re-issuance of treasury stock	—	(53)	—	—	—	—	—	—	378	325

Balance at March 31, 2006	2,673	5,139	27,082	(587)	17	(136)	(6,776)	(7,482)	—	27,412

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2006 and 2005 and as of September 30, 2005
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)	3,562	3,418	3,303	3,114	80	48	3,383	3,162	27	108
Siemens Business Services (SBS)	1,360	1,549	1,027	959	366	325	1,393	1,284	(194)	(129)
Automation and Drives (A&D)(5)	3,471	2,481	2,788	2,055	367	331	3,155	2,386	371	278
Industrial Solutions and Services (I&S)(5)	2,447	1,872	1,870	1,136	262	256	2,132	1,392	74	59
Siemens Building Technologies (SBT)	1,318	1,128	1,140	1,000	29	30	1,169	1,030	52	22
Power Generation (PG)	3,259	2,515	2,444	2,023	9	1	2,453	2,024	247	257
Power Transmission and Distribution (PTD)	1,797	1,229	1,386	820	110	70	1,496	890	81	61
Transportation Systems (TS)	1,803	1,011	990	936	15	4	1,005	940	21	4
Siemens VDO Automotive (SV)	2,612	2,343	2,611	2,342	4	6	2,615	2,348	177	160
Medical Solutions (Med)	2,096	1,923	2,035	1,767	12	7	2,047	1,774	258	218
Osram	1,206	1,057	1,186	1,038	20	19	1,206	1,057	132	117
Other Operations(5)(6)	887	672	506	341	384	319	890	660	79	70

Total Operations Groups	25,818	21,198	21,286	17,531	1,658	1,416	22,944	18,947	1,325	1,225
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,560)	(1,330)	17	24	(1,596)	(1,354)	(1,579)	(1,330)	(184)	(289)
Other interest expense	—	—	—	—	—	—	—	—	(91)	(36)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	24,258	19,868	21,303	17,555	62	62	21,365	17,617	1,050	900

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	159	132	135	109	24	23	159	132	44	90
Siemens Real Estate (SRE)	429	402	72	62	357	340	429	402	33	33
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	585	531	207	171	378	360	585	531	77	123

Eliminations, reclassifications and Corporate Treasury	(430)	(380)	—	—	(440)	(422)	(440)	(422)	99	77

Siemens	24,413	20,019	21,510	17,726	—	—	21,510	17,726	1,226	1,100

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/06	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)	2,024	1,883	(41)		39		100	139	100	112
Siemens Business Services (SBS)	654	296	(330)		(122)		83	69	68	64
Automation and Drives (A&D)(5)	4,202	3,691	118		284		226	41	80	51
Industrial Solutions and Services (I&S)(5)	1,603	1,775	115		25		57	(10)	32	22
Siemens Building Technologies (SBT)	1,657	1,453	75		71		46	21	26	25
Power Generation (PG)	2,842	2,625	(52)		24		130	38	54	52
Power Transmission and Distribution (PTD)	2,053	1,869	(12)		(64)		36	32	26	16
Transportation Systems (TS)	348	584	62		(84)		38	15	12	13
Siemens VDO Automotive (SV)	3,961	3,823	221		123		118	116	105	95
Medical Solutions (Med)	3,815	3,685	314		133		84	107	62	48
Osram	2,113	2,065	115		44		72	77	67	62
Other Operations(5)(6)	2,046	1,608	(39)		2		37	12	23	18

Total Operations Groups	27,318	25,357	546		475		1,027	657	655	578

Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,668)	(3,690)	(373	)(7)	(628	)(7)	12	23	3	—
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	58,271	59,787	—		—		—	—	—	—
Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	81,921	81,454	173		(153)		1,039	680	658	578
	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,213	10,148	55		342		103	90	57	49
Siemens Real Estate (SRE)	3,381	3,496	(10)		74		73	56	50	47
Eliminations	(521)	(340)	(14	)(7)	(23	)(7)	—	—	—	—

Total Financing and Real Estate	13,073	13,304	31		393		176	146	107	96

Eliminations, reclassifications and Corporate Treasury	(8,420)	(8,553)	197	(7)	(98	)(7)	—	—	—	—

Siemens	86,574	86,205	401		142		1,215	826	765	674

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the six months ended March 31, 2006 and 2005 and as of September 30, 2005
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)	7,456	6,962	6,657	6,117	146	149	6,803	6,266	350	480
Siemens Business Services (SBS)	2,865	3,399	2,086	1,905	713	635	2,799	2,540	(423)	(154)
Automation and Drives (A&D)(5)	7,099	5,035	5,361	4,040	722	641	6,083	4,681	725	576
Industrial Solutions and Services (I&S)(5)	5,152	3,621	3,614	2,269	496	491	4,110	2,760	129	94
Siemens Building Technologies (SBT)	2,691	2,216	2,223	1,989	48	51	2,271	2,040	102	71
Power Generation (PG)	7,319	5,000	4,515	3,590	12	12	4,527	3,602	424	471
Power Transmission and Distribution (PTD)	4,270	2,322	2,734	1,598	218	126	2,952	1,724	165	113
Transportation Systems (TS)	3,880	2,241	2,028	1,925	41	29	2,069	1,954	42	24
Siemens VDO Automotive (SV)	5,060	4,637	5,056	4,623	7	10	5,063	4,633	340	304
Medical Solutions (Med)	4,252	3,953	4,009	3,406	22	24	4,031	3,430	504	433
Osram	2,364	2,140	2,325	2,103	39	37	2,364	2,140	257	237
Other Operations(5)(6)	1,898	1,412	1,191	795	696	609	1,887	1,404	112	141

Total Operations Groups	54,306	42,938	41,799	34,360	3,160	2,814	44,959	37,174	2,727	2,790
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,413)	(2,808)	29	36	(3,054)	(2,696)	(3,025)	(2,660)	(513)	(559)
Other interest expense	—	—	—	—	—	—	—	—	(182)	(64)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	50,893	40,130	41,828	34,396	106	118	41,934	34,514	2,032	2,167

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	309	272	265	233	44	39	309	272	123	189
Siemens Real Estate (SRE)	840	785	136	127	704	658	840	785	86	70
Eliminations	(6)	(6)	—	—	(6)	(6)	(6)	(6)	—	—

Total Financing and Real Estate	1,143	1,051	401	360	742	691	1,143	1,051	209	259

Eliminations, reclassifications and Corporate Treasury	(835)	(750)	—	—	(848)	(809)	(848)	(809)	164	181

Siemens	51,201	40,431	42,229	34,756	—	—	42,229	34,756	2,405	2,607

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/06	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)	2,024	1,883	(48)		19		197	214	194	217
Siemens Business Services (SBS)	654	296	(743)		(312)		159	132	136	120
Automation and Drives (A&D)(5)	4,202	3,691	238		541		335	85	132	99
Industrial Solutions and Services (I&S)(5)	1,603	1,775	29		111		152	3	65	42
Siemens Building Technologies (SBT)	1,657	1,453	(70)		(2)		155	88	49	49
Power Generation (PG)	2,842	2,625	164		(191)		266	412	103	91
Power Transmission and Distribution (PTD)	2,053	1,869	26		(40)		66	63	53	31
Transportation Systems (TS)	348	584	227		(257)		72	30	24	25
Siemens VDO Automotive (SV)	3,961	3,823	248		321		282	222	206	191
Medical Solutions (Med)	3,815	3,685	402		139		138	163	121	95
Osram	2,113	2,065	223		248		138	128	128	126
Other Operations(5)(6)	2,046	1,608	(226)		(254)		115	165	45	45

Total Operations Groups	27,318	25,357	470		323		2,075	1,705	1,256	1,131
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,668)	(3,690)	(1,227	)(7)	(2,474	)(7)	84	8	1	3
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	58,271	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	81,921	81,454	(757)		(2,151)		2,159	1,713	1,257	1,134

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,213	10,148	144		166		216	170	113	95
Siemens Real Estate (SRE)	3,381	3,496	18		(30)		130	117	92	91
Eliminations	(521)	(340)	(43	)(7)	(49	)(7)	—	—	—	—

Total Financing and Real Estate	13,073	13,304	119		87		346	287	205	186

Eliminations, reclassifications and Corporate Treasury	(8,420)	(8,553)	219	(7)	200	(7)	—	—	—	—

Siemens	86,574	86,205	(419)		(1,864)		2,505	2,000	1,462	1,320

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

NOTES

1. Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens prepares and reports on its Consolidated Financial Statements in euros (€).

     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of March 31, 2006, the Consolidated Statements of Income for the three months and six months ended March 31, 2006 and 2005, the Consolidated Statements of Cash Flow for the six months ended March 31, 2006 and 2005, the Consolidated Statements of Changes in Shareholders’ Equity for the six months ended March 31, 2006 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2005 Annual Report. Results for the three months and six months ended March 31, 2006 are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 15. The information disclosed in these Notes relates to Siemens unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

     Stock-based compensation—As of October 1, 2005, the Company adopted Statements of Financial Accounting Standards (SFAS) 123 (revised 2004) Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize stock-based compensation expense, with certain limited exceptions, based on fair value. Siemens uses a Black-Scholes option pricing model to determine the fair value of its stock-based compensation plans. In transitioning to SFAS 123R, the Company applied the modified prospective method. Commencing with the adoption of SFAS 123R, liability classified awards are remeasured to fair value at each reporting date until the award is settled.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Equity awards granted, modified, repurchased or cancelled beginning October 1, 2005 and unvested equity awards granted prior to October 1, 2005, are measured at their grant-date fair value. Related compensation expense is recognized over the vesting period for awards expected to ultimately vest. Equity awards vested prior to the effective date continue to be accounted for under recognition and measurement provisions of APB Opinion No. 25 and related interpretations.

     The adoption of SFAS 123R, including the remeasurement to fair value of liability classified awards, did not have a material effect on the Company’s Consolidated Financial Statements, due primarily to the adoption of the fair value measurement provisions of SFAS 123 on October 1, 2003 for which the prospective method was applied. Due to the insignificance of the impact of adopting SFAS 123R on the prior year period presentation, pro forma disclosures have been omitted.

     See Note 13 for further information on stock-based compensation.

2. Discontinued operations

     In fiscal 2005, Siemens sold its Mobile Devices (MD) business, which was part of Com, to BenQ Corporation (BenQ) based in Taiwan. As part of this transaction, Siemens purchased €50 in Global Depositary Receipts (GDR ´s) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ.

     The MD business is reported as discontinued operations. For further information on discontinued operations, see our Annual Report for the year ended September 30, 2005.

     Most of the MD activities for which the transaction was not completed as of September 30, 2005, including the MD operations of Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China, were sold as of March 31, 2006.

     In the first half of fiscal 2006 and 2005, Loss from discontinued operations includes net sales of €475 and €1,974 respectively, as well as €31 and €265, respectively, in pre-tax losses after minority interests. In the three months ended March 31, 2006 and 2005, net sales were €131 and €837 and pre-tax losses after minority interests were €25 and €129, respectively.

3. Other operating income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2005	2006	2005
Gains (losses) on sales and disposals of businesses, net	22	(12)	42	(23)
Gains (losses) on sales of real estate, net	27	6	61	21
Other, net	57	(17)	72	(4)

	106	(23)	175	(6)

     Other, net for the three months ended March 31, 2006 includes a gain of €70 related to the settlement of an arbitration proceeding.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

4. Interest income, net

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2005	2006	2005
Interest income (expense) of Operations, net	(8)	(11)	(12)	(25)
Other interest (expense) income, net	53	67	106	141

Total interest income, net	45	56	94	116

Thereof: Interest and similar income	190	178	382	354
Thereof: Interest and similar expense	(145)	(122)	(288)	(238)

     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.

5. Inventories, net

	March 31, 2006	September 30, 2005
Raw materials and supplies	2,694	2,452
Work in process	3,140	2,724
Costs and earnings in excess of billings on uncompleted contracts	8,687	7,242
Finished goods and products held for resale	3,124	2,696
Advances to suppliers	730	558

	18,375	15,672
Advance payments received	(3,358)	(2,860)

	15,017	12,812

6. Marketable securities

     In November 2005, the Company sold its remaining interest in Juniper Networks, Inc., representing 22.8 million shares, for net proceeds of €465. The transaction resulted in a pre-tax gain of €356 which is reported in Income (expense) from financial assets and marketable securities, net. In connection with the sale, €206 was reclassified from Accumulated other comprehensive income (loss), net of income tax to earnings.

     In March 2006, the Company sold its remaining interest in Epcos AG, representing 8.2 million shares, for net proceeds of €90. The transaction resulted in a pre-tax gain of €15 which is reported in Income (expense) from financial assets and marketable securities, net. In connection with the sale, €15 was reclassified from Accumulated other comprehensive income (loss), net of income tax to earnings.

7. Goodwill

	March 31,	September 30,
	2006	2005
Operations
Communications (Com)	381	385
Siemens Business Services (SBS)	122	128
Automation and Drives (A&D)	994	936
Industrial Solutions and Services (I&S)	1,045	931
Siemens Building Technologies (SBT)	530	444
Power Generation (PG)	1,305	1,224
Power Transmission and Distribution (PTD)	635	629
Transportation Systems (TS)	172	172
Siemens VDO Automotive (SV)	1,545	1,529
Medical Solutions (Med)	2,117	2,100
Osram	87	86
Other Operations	188	235
Financing and Real Estate
Siemens Financial Services (SFS)	127	131
Siemens Real Estate (SRE)	—	—

Siemens	9,248	8,930

     The increase in goodwill of €318 in the six months ended March 31, 2006 results from €353 related to acquisitions and purchase accounting adjustments, offset by €(35) primarily for U.S.$ currency translation adjustments. Acquisitions and purchase accounting adjustments related to SBT, PG, I&S, A&D, Med, SV and PTD. As Logistics and Assembly Systems (L&A) was dissolved as of October 1, 2005, the Airport Logistics and Postal Automation divisions were transferred to I&S. In connection with this transfer, goodwill of €123 was reclassified to I&S on a retroactive basis. No goodwill was disposed of, impaired or written-off in the six months ended March 31, 2006.

     Goodwill increased by €209 in the six months ended March 31, 2005. The increase of €340 related to acquisitions and purchase accounting adjustments was offset by €(131) primarily for U.S.$ currency translation adjustments. Acquisitions and purchase accounting adjustments related to PG, Com, SBS, SBT, PTD, A&D, Med, Osram and I&S. No goodwill was disposed of, impaired or written-off in the six months ended March 31, 2005.

8. Other intangible assets, net

	March 31,	September 30,
	2006	2005
Software	2,289	2,253
Less: accumulated amortization	(1,287)	(1,312)

Software, net	1,002	941

Patents, licenses and similar rights	3,839	3,675
Less: accumulated amortization	(1,658)	(1,509)

Patents, licenses and similar rights, net	2,181	2,166

Other intangible assets, net	3,183	3,107

     Amortization expense for the three months ended March 31, 2006 and 2005, amounted to €175 and €158, respectively, and €328 and €305 for the six months ended March 31, 2006 and 2005, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

9. Accrued liabilities

     Thereof current portion:

	March 31, 2006	September 30, 2005
Employee related costs	2,979	2,876
Product warranties	2,142	2,027
Income and other taxes	1,448	1,592
Accrued losses on uncompleted contracts	1,075	1,185
Other	2,517	2,489

	10,161	10,169

     Changes in current and non-current accruals for product warranties were as follows:

	Six months ended
	March 31,
	2006	2005
Accrual as of the beginning of the period (thereof current €2,027 and €2,096)	2,823	2,824
Amount charged to expense in the current period (additions)	459	419
Reduction due to payments in cash or in kind (usage)	(360)	(454)
Foreign exchange translation adjustment	(1)	(15)
Changes related to existing warranties and other changes	(47)	15

Accrual as of the end of the period (thereof current €2,142 and €2,062)	2,874	2,789

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

10. Pension plans and similar commitments

Principal pension benefits: Components of net periodic pension cost

	Three months ended March 31, 2006			Three months ended March 31, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	190	106	84	143	77	66
Interest cost	276	169	107	277	182	95
Expected return on plan assets	(346)	(230)	(116)	(319)	(227)	(92)
Amortization of:
Unrecognized prior service (benefit) cost	(2)	(5)	3	(3)	(5)	2
Unrecognized net losses	173	134	39	140	119	21

Net periodic pension cost	291	174	117	238	146	92

Germany	174			146
U.S.	64			45
U.K.	43			36
Other	10			11

	Six months ended March 31, 2006			Six months ended March 31, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	379	212	167	287	154	133
Interest cost	552	338	214	554	364	190
Expected return on plan assets	(693)	(461)	(232)	(638)	(453)	(185)
Amortization of:
Unrecognized prior service (benefit) cost	(5)	(10)	5	(6)	(10)	4
Unrecognized net losses	346	268	78	279	237	42

Net periodic pension cost	579	347	232	476	292	184

Germany	347			292
U.S.	130			91
U.K.	84			73
Other	18			20

11. Shareholders’ equity

     Authorized, unissued capital

     Authorized Capital 2001/II of €67, representing approximately 22 million shares, expired on February 1, 2006. At the Annual Shareholders’ Meeting on January 26, 2006, the Company’s shareholders authorized the Managing Board to increase the common stock by January 25, 2011, with the approval of the Supervisory Board, by up to €75, representing 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders shall be excluded. Once registered, the new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board shall be authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue. Authorized Capital 2006 becomes effective and may only be used upon its registration, which is expected to be completed during the third quarter of fiscal 2006.

     Treasury Stock

     At the Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 25, 2007.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     In the six months ended March 31, 2006, Siemens repurchased a total of 5,283,850 shares at an average price of €71.42 per share primarily for the purpose of selling them to employees, stock-based compensation plan participants and as settlement to former Siemens Nixdorf Informationssysteme AG (SNI) stockholders. During the six months ended March 31, 2006, a total of 5,290,956 shares of Treasury Stock were sold. Thereof, 3,527,180 shares were issued to stock-based compensation plan participants to accommodate the exercise of stock options. In addition, in the second quarter of fiscal 2006, 1,758,747 shares were issued to employees under a compensatory employee share purchase plan (see Note 13 for additional information on the employee share purchase plan).

12. Commitments and contingencies

     Guarantees and other commitments

     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2006	2005
Guarantees:
Credit guarantees	314	362
Guarantees of third-party performance	821	829
Other guarantees	611	602

	1,746	1,793

13. Stock-based compensation

     For a description of the Siemens stock-based compensation plans, see our Annual Report for the year ended September 30, 2005.

     Total stock-based compensation cost recognized in net income in the three months ended March 31, 2006 and 2005 amount to €12 and €8, respectively, and €48 and €38 for the six months ended March 31, 2006 and 2005, respectively.

     I. Equity settled Awards

     Cash received from stock option exercises and from our employee share purchase plan for the three and six months ended March 31, 2006 amounts to €196 and €277, respectively. Cash received from stock option exercises and from our employee share purchase plan for the three and six months ended March 31, 2005 amounts to €93 and €113, respectively.

     The Company has a policy of repurchasing shares on the open market to satisfy share option exercises and accordingly plans to repurchase shares needed to accommodate fiscal 2006 exercises.

     Stock Option Plans

     In November 2005, the Supervisory Board and Managing Board granted options under our 2001 Siemens Stock Option Plan to 597 key executives for 3,023,830 shares with an exercise price of €74.59, of which options for 315,495 shares were granted to the Managing Board.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Details on option activity and weighted average exercise prices for the six months ended March 31, 2006 are as follows:

	Six months ended March 31, 2006
			Weighted
			Average	Aggregate
		Weighted	Remaining	intrinsic
		Average	Contractual	value in
	Options	Exercise Price	Term (years)	millions of €
Outstanding, beginning of the period	28,611,556	€71.93
Granted	3,023,830	€74.59
Options exercised	(3,558,305)	€55.52
Options forfeited	(337,060)	€75.93

Outstanding, end of period	27,740,021	€74.27	2.3	165
Exercisable, end of period	21,879,316	€74.46	1.7	145

     The total intrinsic value of options exercised in the six months ended March 31, 2006 and 2005 amounts to €60, and €4, respectively. The total grant-date fair value of options vested in the six months ended March 31, 2006 and 2005 was €76 and €84, respectively. As of March 31, 2006, unrecognized compensation costs related to fair value measured stock options amount to €12, which is expected to be recognized over a weighted average period of 1.3 years.

     The following table summarizes information on stock options outstanding and exercisable at March 31, 2006:

Options outstanding					Options exercisable
				Aggregate		Weighted	Weighted	Aggregate
		Weighted	Weighted	Intrinsic		average	average	Intrinsic
	Number of	average	average	Value as of	Number of	remaining	exercise	Value as of
	Options	remaining life	exercise price	March 31,	Options	life	price per	March 31,
Exercise prices	outstanding	(years)	per share	2006	exercisable	(years)	share	2006
€53.70	4,514,677	1.7	€53.70	105	4,514,677	1.7	€53.70	105
€57.73	493,168	0.6	€57.73	10	493,168	0.6	€57.73	10
€72.54	2,850,165	3.7	€72.54	13	—	3.7	€72.54
€73.25	7,904,262	2.7	€73.25	30	7,904,262	2.7	€73.25	30
€74.59	3,010,540	4.7	€74.59	7	—	4.7	€74.59
€86.23	2,782,546	1.7	€86.23		2,782,546	1.7	€86.23
€87.19	6,184,663	0.7	€87.19		6,184,663	0.7	€87.19

     Fair value information

     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. Assumptions made in estimating the fair value of grants made during the six months ended March 31, 2006 are as follows:

Assumptions at
grant date
fiscal 2006
Risk-free interest rate	2.99%
Expected dividend yield	2.41%
Expected volatility	18.30%
Expected option life	3.5 yrs.
Estimated weighted average fair value per option	€4.06
Fair value of total options granted during fiscal year	€11

     A Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in subjective assumptions can materially affect the fair value of the option. In fiscal 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived applying the simplified method, determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Stock awards

     In the six months ended March 31, 2006, the Company granted 1,076,860 stock awards to 5,198 employees, of which 25,221 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the six months ended March 31, 2006 are as follows:

		Weighted Average Grant-
	Awards	Date Fair Value
Nonvested, beginning of the period	1,136,048	€55.63
Granted	1,076,860	€57.28
Vested	—	€—
Forfeited	(26,261)	€56.06
Nonvested, end of period	2,186,647	€56.44
Exercisable, end of period	—	€—

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the six months ended March 31, 2006 and 2005, amounted to €62 and €64, respectively.

     As of March 31, 2006, unrecognized compensation costs related to stock awards amount to €93, which is expected to be recognized over a weighted average vesting period of 3.2 years.

     Employee share purchase plan

     Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of each fiscal year. The employee share purchase program is measured at fair value. During the six months ended March 31, 2006 and 2005, the Company incurred compensation expense of €38 and €31, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €46.12 and €43.24, respectively, and a grant-date fair value of €21.19 and €16.87, respectively, per share. For information on corresponding Siemens share repurchases, see Note 11.

     II. Liability settled awards

     Stock appreciation rights (SARs)

     Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only. Details on SARs activity and weighted average exercise prices for the six months ended March 31, 2006 are as follows:

	Six months ended March 31, 2006
		Weighted average
		exercise
	SARs	price
Outstanding, beginning of period	267,720	€73.05
Granted	97,270	€74.59
SARs exercised	(1,500)	€73.25
SARs forfeited	(7,685)	€73.03

Outstanding, end of period	355,805 *	€73.47

Exercisable, end of period	184,250	€73.25

*	Thereof 74,285 SARs with a €72.54 exercise price and a weighted average remaining life of 3.7 years, 184,250 SARs with a €73.25 exercise price and a weighted average remaining life of 2.7 years and 97,270 SARs with a €74.59 exercise price and a weighted average remaining life of 4.7 years.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Since October 1, 2005, SARs are remeasured to fair value at each reporting date until the award is settled. The fair value of SARs is based on a Black-Scholes option pricing model.

     As of March 31, 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived applying the simplified method, whereas the expected term equals the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.

     Phantom stock

     Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In the six months ended March 31, 2006, 33,153 phantom stock rights were granted and 324 phantom stock rights forfeited, resulting in a period-end balance of 61,066 phantom stock rights. None of the phantom stock rights were vested as of March 31, 2006.

     Since October 1, 2005, phantom stock rights are remeasured to fair value at each reporting date until the award is settled.

14. Earnings per share

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2005	2006	2005
	(shares in thousands)
Income from continuing operations	901	860	1,716	1,943
Plus: interest on dilutive convertible debt securities	5	5	10	10

Income from continuing operations plus effect of assumed conversions	906	865	1,726	1,953

Weighted average shares outstanding—basic	890,529	890,329	890,615	890,385
Effect of dilutive convertible debt securities and stock options	47,648	45,711	46,929	45,677

Weighted average shares outstanding—diluted	938,177	936,040	937,544	936,062

Basic earnings per share (from continuing operations)	1.01	0.96	1.93	2.18
Diluted earnings per share (from continuing operations)	0.97	0.92	1.84	2.08

15. Segment information

     As of fiscal 2006, the Company has thirteen reportable segments referred to as Groups as described in Note 1 (fourteen Groups prior to L&A’s dissolution—see below for further information). The Groups are organized based on the nature of products and services provided.

     Within the Operations component, Siemens has eleven Groups (twelve Groups prior to L&A’s dissolution). Those Groups involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

     As a result of changes in the Company’s management approach, various modifications were made to the Groups. Based on a decision of the Managing Board in the fourth quarter of fiscal 2005, L&A was dissolved effective October 1, 2005. The Airport Logistics, Postal Automation and Electronics Assembly Systems divisions were transferred to I&S and A&D, respectively. Prior-year data have been recast into the new structure for purposes of comparison.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     As discussed in Note 2, Com’s MD business is reported as discontinued operations. Current and prior year Segment disclosure excludes the applicable information included in the Company’s financial statement presentation.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.

     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts based on service costs of pension plans. All other pension related costs, including charges for the German pension insurance association and plan administration costs, are included in the line item Corporate items, pensions and eliminations.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

     Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the investment in Infineon Technologies AG, which is included in Corporate Items (see Note 16, Subsequent events for further information).

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items include corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Six months ended March 31,
	2006	2005
Corporate items	(161)	(300)
Pensions	(322)	(256)
Eliminations	(30)	(3)

	(513)	(559)

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	March 31,	September 30,
	2006	2005
Total assets of Operations	81,921	81,454

Asset-based adjustments
Intracompany financing receivables and investments	(14,997)	(16,987)
Tax related assets	(6,756)	(6,779)
Liability-based adjustments
Pension plans and similar commitments	(5,374)	(4,917)
Accruals	(7,049)	(7,055)
Liabilities to third parties	(24,093)	(24,093)
Assets and Liabilities held for sale	(2)	44

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(58,271)	(59,787)
Net capital employed of Corporate items, pensions and eliminations	3,668	3,690

Net capital employed of Operations Groups	27,318	25,357

     The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations and Financing and Real Estate components as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from operating and				Amortization, depreciation and
	investing activities		Capital spending		impairments
	Six months ended March 31,		Six months ended March 31,		Six months ended March 31,
	2006	2005	2006	2005	2006	2005
Total Operations—continuing	(757)	(2,151)	2,159	1,713	1,257	1,134
Total Operations—discontinued	(230)	(637)	5	46	5	34

Total Operations	(987)	(2,788)	2,164	1,759	1,262	1,168
Total Financing and Real Estate—continuing	119	87	346	287	205	186
Total Financing and Real Estate—discontinued	—	3	—	—	—	1

Total Financing and Real Estate	119	90	346	287	205	187
Eliminations, reclassifications and Corporate Treasury	219	200	—	—	—	—

Siemens Consolidated Statements of Cash Flow	(649)	(2,498)	2,510	2,046	1,467	1,355

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

16. Subsequent events

     At the beginning of April 2006, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.

     On April 3, 2006, the Company completed the sale of its remaining shares in Infineon for net proceeds of approximately €1.1 billion. This transaction will result in a gain of approximately €33 in the third quarter of fiscal 2006.

     After the close of the second quarter, Siemens also announced an agreement to sell its VA Tech hydropower activities to Andritz AG of Austria. The sale, which requires regulatory approval, is expected to close in the third quarter.

     At the end of April 2006, Siemens announced that it entered into an agreement under which Siemens will acquire Diagnostic Products Corporation (DPC) for a preliminary purchase price of approximately $1.86 billion (approximately €1.54 billion). DPC is a leading provider of immunodiagnostic products and will be integrated into Med. Siemens will offer $58.50 per share to DPC’s shareholders. The completion of the transaction is expected for fiscal 2006, subject to approval by DPC’s shareholders, receipt of regulatory approvals and other customary closing conditions.

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2006		Fiscal year 2005
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales (in millions of €)	21,510	20,719	22,106	18,583	17,726	17,030
Income from continuing operations	901	815	497	618	860	1,083
Net income (in millions of €)	887	813	77	389	781	1,001
Net cash from operating and investing activities (in millions of €)(1)	401	(820)	659	(284)	142	(2,006)

Key capital market data
Basic earnings per share(1)	1.01	0.92	0.56	0.70	0.96	1.22
Diluted earnings per share(1)	0.97	0.87	0.54	0.67	0.92	1.16

Siemens stock price (2)
High	79.25	73.78	66.18	63.20	63.60	62.54
Low	70.00	60.08	60.28	56.20	59.08	57.50
Period-end	77.04	72.40	64.10	60.34	61.05	62.38
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	–2.08	5.61	–3.20	–6.12	–3.80	–3.47
Compared to Dow Jones STOXX index	–0.15	8.28	–1.46	–7.23	–6.68	–0.01

Number of shares issued (in millions)	891	891	891	891	891	891

Market capitalization (in millions of €)(3)	68,649	64,435	57,118	53,768	54,400	55,492

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Continuing operations.
(2)	XETRA closing prices, Frankfurt.
(3)	Based on shares outstanding.

Supervisory Board and Managing Board changes

Supervisory Board changes

     Effective January 26, 2006, the substitute member of the Supervisory Board, Thomas Rackow, succeeded Klaus Wigand as member of the Supervisory Board of the Company.

Managing Board changes

     Joe Kaeser was appointed member of the Managing Board of the Company as of May 1, 2006, succeeding Heinz-Joachim Neubürger as CFO and member of the Corporate Executive Committee. This election was approved at the meeting of the Supervisory Board on April 26, 2006. Heinz-Joachim Neubürger left the Managing Board of Siemens AG effective April 30, 2006.

     Effective May 1, 2006, Eduardo Montes was appointed member of the Managing Board of the Company. This election was approved at the meeting of the Supervisory Board on April 26, 2006.

     Effective May 1, 2006, Hermann Requardt was appointed member of the Managing Board of the Company. This election was approved at the meeting of the Supervisory Board on April 26, 2006.

Siemens financial calendar*

Third-quarter financial report	July 27, 2006
Preliminary figures for fiscal year/Press conference	Nov. 9, 2006
Annual Shareholders’s Meeting for fiscal 2006	Jan. 25, 2007

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)

E-mail	press@siemens.com
investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet          www.siemens.com

Designations used in this Report may be trademarks, the use
of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2006 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: May 5, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling